UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               310 HOLDINGS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   88575M 20 0
                                 (CUSIP Number)

                                 Joseph I. Emas
                             1224 Washington Avenue
                              Miami Beach, Fl 33138
                                  305-531-1174
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAMES OF REPORTING PERSON:

    R. Thomas Kidd
    1809 East Broadway,
    Oviedo, Florida 32765
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    Shares of common stock.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

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6   CITZENSHIP OR PLACE OF ORGANIZATION

    American
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                  7  SOLE VOTING POWER
                     3,500,000 shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       63,500,000 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,500,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.51%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.001 per share, (the "Common Stock") of 310 Holdings, Inc. a Nevada corporation (the "Company") having its principal executive offices at 500 Technology Square Cambridge MA 90212.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by R. Thomas Kidd, a person (the "Reporting Person"), whose address is 1809 East Broadway, Oviedo, Florida 32765 The Reporting Person is principally engaged in business.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of common stock of 310 were in exchange for shares of Domark International, Inc. These shares were obtained under a debt settlement agreement which provided for the surrender of Domark shares as well as the release of all debt obligations owing to Kidd by Domark, for the reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

All 310 Holdings, Inc. securities owned by R. Thomas Kidd have been acquired for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On September 10, 2009, R. Thomas Kidd acquired 3,500,000 shares of 310 Holdings, Inc.

The securities owned by R. Thomas Kidd as of the date herein represented approximately 5.51% of the issued and outstanding shares of 310 Holdings, Inc.common stock.

(b) As of the date herein, R. Thomas Kidd had sole power to vote and dispose of each of the 3,500,000 shares of 310 Holdings, Inc. beneficially owned by him.

(c) In the sixty days prior to September 10, the Date of the event requiring the filing of this Statement, R. Thomas Kidd did not engage in any transactions involving 310 Holdings, Inc. common stock in his personal capacity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2009


/s/ R. Thomas Kidd
-------------------------
Signature